

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2011

Mr. Peter K. Baker
Chief Executive Officer
Crystal Rock Holdings, Inc.
1050 Buckingham St.
Watertown, CT 06795

      Re: Crystal Rock Holdings, Inc.
             Form 10-K for Fiscal Year Ended October 31, 2009
             Filed January 25, 2010
             Form 10-Q for Quarterly Period Ended July 31, 2010
             Filed September 14, 2010
             File No. 0-31797

      We have completed our review of your filings and do not have any further comments at this time.

                  Sincerely,

                  William H. Thompson
                  Accounting Branch Chief